EXHIBIT 18

April 23, 2010

Board of Directors

CommScope, Inc.

1100 CommScope Place SE

Hickory, North Carolina 28602

Dear Members of the Board of Directors:

Note 1 of the Notes to Unaudited Condensed Consolidated Financial Statements of CommScope, Inc. (the “Company”) included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 describes a change in the date of the Company’s annual goodwill and indefinite-lived intangible asset impairment tests required under Accounting Standards Codification No. 350, Intangibles — Goodwill and Other (formerly Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets), from August 31 to October 1 for reporting units within the Broadband and Enterprise segments. As a result of this change, all reporting units of the Company will follow the practice of an annual assessment of goodwill and the indefinite-lived intangible asset as of October 1. There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that such a change is to an acceptable alternative which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2009, and therefore we do not express any opinion on any financial statements of CommScope, Inc. subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Charlotte, North Carolina